



Keep It Frank LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.25%

Target Raise Amount: $50,000

Offering End Date: October 4, 2023

Repayment Period: 2 years (24 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Keep It Frank LLC

Founded: May 31, 2022

Address: 2525 Drane Field Rd, Suite 13
             Lakeland, FL 33811

Industry: Retailer

Employees: 11

Website: https://keepitfrank.io/

Use of Funds Allocation:

If the maximum raise is met:

$47,750 (95.50%) – of the proceeds will go towards inventory & shipping supplies
$2,250 (4.50%) – of the proceeds will go towards SMBX's capital raise fee





Business Metrics:

	FY22	YTD 6/30/2023
Total Assets	$69,872	$155,510
Cash & Cash Equivalents	$36,127	$54,602
Accounts Receivable	$0	$0
Short-term Debt	$84,816	$322,287
Long-term Debt	$26,195	$0
Revenue	$606,499	$838,853
Cost of Goods Sold	$320,084	$560,983
Taxes	$0	$0
Net Income	-$38,342	-$102,874

Recognition:

Keep It Frank LLC has been in business since 2022, but it all started in December of 2021 when their first child was born with a debilitating heart issue. At the time, Dillon was working in the corporate world, but the situation made him realize heneeded a different way to provide for his family that would allow him to spend more time at home. They are proud to have 11 employees and to have been recognized by major corporations like Amazon and the inventory management software company, Veeqo. They have even been invited to speak at various events for fellow sellers and importantly, they've hit a milestone of $1.2M in gross sales.

About:

Keep It Frank LLC sells all kinds of snacks from those you know and love to those yet to be discovered. They have direct relations with vendors and continue to grow every day. They plan to expand their business by opening physical retail locations. They'll maintain their E-Commerce model while leveraging these retail spaces for storage and fulfillment purposes, replacing the need for a single large warehouse. Embracing automation and self-fulfillment is crucial to their growth trajectory.

For more information, contact our Customer Support Team at support@thesmbx.com

